SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CTI MOLECULAR IMAGING, INC.

(Name of Subject Company)

CTI MOLECULAR IMAGING, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

22943D105

(CUSIP Number of Class of Securities)

Jack H. McCall

General Counsel and Secretary

CTI Molecular Imaging, Inc.

810 Innovation Drive

Knoxville, Tennessee 37932

(865) 218-2000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

Nils H. Okeson

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

CTI Molecular Imaging, Inc., a Delaware corporation (the “Company” or “CTI”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on April 1, 2005, with respect to the cash tender offer by MI Merger Co., a newly formed Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a German corporation (“Siemens AG”), to purchase all of the issued and outstanding shares of common stock, $0.01 par value, of the Company, including the associated Series C Junior Participating Preferred Stock Purchase Rights (together, the “Shares”), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $20.50 per Share, net to the seller in cash, without interest thereon (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on April 1, 2005 and expires at 12:00 midnight, New York City time, on Thursday, April 28, 2005, unless it is extended in accordance with its terms.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the section captioned “Antitrust Laws” in Item 8:

“Siemens AG has been notified that its request for early termination of the waiting period applicable to the Offer under the HSR Act was granted, and such waiting period was terminated, effective April 7, 2005, satisfying the HSR Act-related condition to the Offer.”

ITEM 9. EXHIBITS.

The following Exhibits are filed with this Amendment No. 1 to the Statement:

Exhibit	Description

(a)(6)	Notice to Employees of the Company who participate in the Company’s Employee Stock Purchase Plan and/or who hold Stock Options issued by the Company, dated April 6, 2005

(a)(7)	Notice to Holders of Restricted Stock and Restricted Stock Units issued by the Company, dated April 6, 2005

(a)(8)	Joint Press Release issued by Parent and the Company on April 8, 2005, announcing the early termination of the HSR Act waiting period (incorporated herein by reference to Exhibit (a)(10) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Siemens AG with the Commission on April 8, 2005)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2005

CTI MOLECULAR IMAGING, INC.

By:	/S/ RONALD NUTT
	Name:	Ronald Nutt, Ph.D.
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit	Description

(a)(6)	Notice to Employees of the Company who participate in the Company’s Employee Stock Purchase Plan and/or who hold Stock Options issued by the Company, dated April 6, 2005

(a)(7)	Notice to Holders of Restricted Stock and Restricted Stock Units issued by the Company, dated April 6, 2005

(a)(8)	Joint Press Release issued by Parent and the Company on April 8, 2005, announcing the early termination of the HSR Act waiting period (incorporated herein by reference to Exhibit (a)(10) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Siemens AG with the Commission on April 8, 2005)